Exhibit (e)(7)

COVIDIEN

PETER OSBORNE 280G EXCISE TAX AGREEMENT

Subject to the consummation of the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, dated May 7, 2009, among Covidien Group S.a.r.l. (the “Company”), Covidien Delaware Corp. and VNUS Medical Technologies, Inc. (“VNUS”), the Company and Peter Osborne (“Executive”) agree as follows:

1. Golden Parachute Excise Tax Full Gross-Up.

(a) Certain Additional Payments by the Company. In the event it shall be determined that pursuant to the Transactions, payments and benefits that Executive receives (including, without limitation, accelerated vesting of equity awards and severance payments and benefits) (in the aggregate, such payments and benefits are referred to herein as the “Payment”) would subject Executive to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) , together with any interest or penalties imposed with respect to such excise tax (the “Excise Tax”), then the Executive shall be entitled to receive from the Company an additional payment (the “Gross-Up Payment”) in an amount such that the net amount of the Payment and the Gross-Up Payment retained by the Executive after the payment by the Executive of all Excise Taxes on the Payment and all federal, state and local income tax, employment tax and Excise Taxes on the Gross-Up Payment shall be equal to the Payment, provided, however, that notwithstanding any other provision herein, in no event shall the Gross-Up Payment (including an Underpayment as defined below) exceed $500,000.

(b) Determinations. Subject to the provisions of Section 1(b), all determinations required to be made under this Section 1, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by Ernst & Young (“EY”). EY shall provide detailed supporting calculations both to the Company and the Executive within 20 business days following the consummation of the Transactions and within 20 business days following Executive’s receipt of any other Payment (provided, that no additional report shall be provided for each payment of COBRA premiums, unless the cost of such premiums changes). All fees and expenses of EY shall be borne solely by the Company. Subject to Section 1(c) below, any Gross-Up Payment, as determined pursuant to this Section 1(b), shall be remitted by the Company to the appropriate taxing authorities at the time when the Section 4999 excise tax is required to be withheld from any Payment to the Executive. For purposes of making the calculations required by this Section 1, EY may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good-faith interpretations concerning the application of Sections 280G and 4999 of the Code. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by EY hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (“Underpayment”), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to Section 1(c) and Executive thereafter is required to make a payment of any Excise Tax, EY shall determine the amount of the Underpayment that has occurred and any such Underpayment plus any applicable interest or penalties shall be paid within 10 days of such determination by the Company to or for Executive’s benefit.

(c) Company’s Remedies. Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than 10 business days after Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim Executive shall:

(i) give the Company any information reasonably requested by the Company relating to such claim,

(ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by any attorney reasonably selected by the Company,

(iii) cooperate with the Company in good faith in order effectively to contest such claim, and

(iv) permit the Company to participate in any proceeding relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this subsection (c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided further, that if the Company directs Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Executive on an interest-free basis and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and provided further, that any extension of statue of limitations relating to payment of taxes for Executive’s taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d) If, after the receipt by Executive of an amount advanced by the Company pursuant to subsection (c), Executive becomes entitled to receive, and receive, any refund with respect to such claim, Executive shall promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).

2. Entire Agreement. This Agreement represents the entire agreement of the parties with respect to Executive’s potential golden parachute excise tax liability and supersedes any and all previous contracts, arrangements or understandings between the parties with respect to Executive’s potential golden parachute excise tax liability, and may be amended at any time only by mutual written agreement of the parties hereto.

3. Governing Law. This Agreement shall be governed by the internal substantive laws, but not the choice of law rules, of the State of California.

4. Counterparts. This Agreement may be executed in counterparts, and each counterpart shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned.

COVIDIEN GROUP S.A.R.L.

By	/s/ MICHELANGELO STEFANI	Date:	May 7, 2009

Peter Osborne, an individual

/s/ PETER OSBORNE	Date:	May 7, 2009

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